SIDLEY AUSTIN LLP	BEIJING	LOS ANGELES
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NEW YORK, NY 10019	CHICAGO	SAN FRANCISCO
(212) 839 5300	DALLAS	SHANGHAI
(212) 839 5599 FAX	FRANKFURT	SINGAPORE
	GENEVA	SYDNEY
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mschmidtberger@sidley.com
(212) 839-5458	FOUNDED 1866

April 8, 2008

Karen J. Garnett (Mail Stop 4561)
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Aspect Global Diversified Fund LP
Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed February 14, 2008
SEC File No.: 333-148049

Dear Ms. Garnett:

Thank you for your comment letter dated January 11, 2008 addressed to Mr. Kenneth E. Steben of Steben & Company, Inc. (the “General Partner”) regarding the captioned registration statement (the “Registration Statement”) for Aspect Global Diversified Fund LP (the “Fund”).  This letter responds on behalf of the General Partner to the questions and comments you raised.  Each of your numbered questions and comments is set forth below in italics, with our response immediately following.  Capitalized terms used but not defined in this letter have the meaning given in the prospectus forming a part of the Registration Statement.  Furthermore, please note that references to “Class A, B, C and I Units” have been revised to “Series A, B, C and I Units” in the current filing of the Registration Statement.

General

1.
We note that you have not registered the Class C units. Please tell us the exemption from registration that you will rely on for the conversion of Class A, B, and I units into Class C units. Provide a reasonably detailed legal analysis to support your reliance on the exemption.

Response:

As disclosed in the Registration Statement, Series C Units will be issued in exchange of a Limited Partner’s Series A, B and/or I Units when the General Partner determines that either (i) the Fee Limit with respect to such Limited Partner’s Series A, B and/or I Units

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

April 8, 2008

has been reached as of the end of any month, or (ii) the General Partner anticipates that the Fee Limit with respect to such Limited Partner’s Series A, B and/or I Units will be reached during the following month, in either case, in a manner consistent with NASD Rule 2810.

The prerequisites to a valid claim for an exemption under Section 3(a)(9) of the Securities Act of 1933, are as follows:

“(1)           The securities for exchange must be offered by the same entity that issued the outstanding ones.

(2)           The security holder must not be asked to part with anything of value besides the outstanding security.

(3)           The exchange must be offered exclusively to the issuer’s existing security holders.

(4)           The issuer must not pay any compensation for the solicitation of the exchange.” (7, J. William Hicks, Exempted Transactions Under the Securities Act of 1933, §2.22 (Second Edition)).

We respectfully submit that the exchange of Series A, B and I Units for Series C Units is exempt under Section 3(a)(9) of the Securities Act of 1933, because (i) the Series C Units are being offered by the Fund as are each of Series A, B and I Units; (ii) Holders of Series A, B or I Units will not be asked to part with anything of value other than their Series A, B or I Units, as applicable, which have reached the Fee Limit; (iii) the Series C Units will only be made for the Fund’s existing Series A, B or I Unitholders which have reached the Fee Limit; and (iv) no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.

Summary

The Units, Page 1

2.
In this section and at other points throughout the prospectus, you state: “Class C Units will be issued … when the General Partner, in good faith and in its sole discretion, determines that the Fee Limit has been reached.” Please disclose whether it is possible that an investor might pay more or less than the 10% Fee Limit. If investors are charged more than the 10% Fee Limit, disclose whether they will be reimbursed for that amount. Conversely, if an investor is charged less than the 10% Fee Limit prior to conversion of his or her units to Class C Units, disclose whether you will seek to obtain the additional fees from the investor.

April 8, 2008

Response:

Investors in the Fund will not pay more than the Fee Limit as described in the Registration Statement.  The General Partner will utilize accounting software that will track the fees charged to the Units on a Limited Partner-by-Limited Partner basis.  The General Partner will exchange a Limited Partner’s Series A, B or I Units for Series C Units if the General Partner anticipates that the Units owned by such Limited Partner will exceed the Fee Limit in the upcoming month.  As a result, it is possible for a Limited Partner to have its Series A, B or I Units exchanged for Series C Units prior to reaching the Fee Limit (and the Registration Statement has been amended accordingly).

If a Limited Partner’s Series A, B or I Units are exchanged for Series C Units prior to reaching the Fee Limit, the General Partner will not seek additional fees from the such Limited Partner (and the Registration Statement has been amended accordingly).

Please see pages 2, 11, 44, and 53.

The Trading Advisor, page 6

3.
We note your response to comment 13 of our letter dated January 11, 2008.  Please clarify whether the management fee will consistently be 2.4%, or whether it will vary depending on the trading level of the Trading Program.  If the fee is variable, please revise to explain how changes in the trading level, including trading at levels below the “normal” trading level, will affect the fee and disclose how often trading level will be measured.

Response:

Because the Fund is expected to generally trade at approximately, and on average, 20% above the normal trading level, is has been assumed that the Fund will trade at 20% above the normal trading level for Management Fee calculation purposes.  Therefore, the Management Fee will be constant and will be charged at a rate of 1/12th of 2.40% of the Fund’s month-end Net Asset Value (2.40% per annum).

A statement to the effect that adjustments to the trading level will not affect the Management Fee percentage or calculation has been added to the Registration Statement.

Please see pages 6, 9, 29 and 41.

April 8, 2008

The Risks You Face

The Fund is Subject to the Risk of Litigation, page 25

4.
We note your response to comment 25 of our letter dated January 11, 2008, and revised risk factor number 38. Please further revise this risk factor to discuss risks specific to you. Describe the types of allegations against the Fund, General Partner, Trading Advisor, and Selling Agent that present a risk to the Fund and its investors and clearly describe the risk presented. Also, please provide a separate risk factor addressing the specific impact on you if one of the brokers declares bankruptcy.

Response:

Because most litigation, in our view, is mostly initiated against a general partner (and thus, the Fund is not usually directly subject to, or at a material risk to becoming subject to, litigation), Risk Factor 38 has been deleted.  In lieu of Risk Factor 38, the following Risk Factor addresses the possible impact on the Fund should one of its broker-dealers declare bankruptcy:

“(40)    The Fund May Lose Assets and Have Its Trading Disrupted Due to the Bankruptcy of the Clearing Broker or Others.

The Fund is subject to the risk of the clearing broker, exchange, clearinghouse and counterparty insolvency.  Fund assets may be lost or frozen during prolonged bankruptcy proceedings.  If a material portion of the Fund’s capital were involved in a bankruptcy, the General Partner might suspend or limit trading, which could cause the Fund to potentially miss significant profit opportunities.  Recent developments surrounding the bankruptcy of Refco, Inc. and its related entities have demonstrated the risks of maintaining capital at unregulated entities, as well as the fact that most dealing agreements permit counterparties to transfer customer funds from regulated to unregulated accounts at the counterparties’ discretion.  The General Partner will attempt to manage the risk associated with Fund assets being held in an unregulated account by attempting to sweep all excess balances from unregulated accounts to regulated accounts, which are afforded protection by the Commodity Exchange Act.”

We believe that the Risk Factors section in the prospectus is consistent with both custom and practice in light of other public commodity pools.

April 8, 2008

Capsule A – Representative Account of the Aspect Diversified Program, page 35

5.	We note your response to prior comment 33. Please tell us why the aggregate assets including notional equity in the representative account is the same as the amount excluding notional equity.

Response:

Because the representative account is a fully funded account (and therefore does not have any notional funding), the aggregate asset number which includes the notional amount is equal to the amount excluding the notional amount.  Additionally, we have also footnoted the disclosure to the representative account to reflect this fact.

Please see page 35.

Redemptions, page 52

6.
On page 53, under mandatory redemptions, please clarify, if true, that a Limited Partner will not be subject to the one year redemption penalty if the General Partner requires the Limited Partner to redeem his or her units during the first year.

Response:

Limited Partners will not be required to pay any Redemption Fees if such Limited Partners are subject to a mandatory redemption of their Units within the first year of purchase.

We have revised the Registration Statement in response to the foregoing comment.

Please see pages 45 and 46.

Investment of the General Partner in the Fund, page 66

7.
We note your response to comment 40 of our letter dated January 11, 2008. In the unmarked version of the registration statement submitted on EDGAR, “specially subject” still appears in Note 2 to the financial statements. Please revise or advise.

Response:

Although the word “specially” was correctly deleted in the courtesy copies that were distributed to you, the Edgar filing was, inadvertently, not fully conformed to the courtesy copies.  Please note that Note 2 to the Edgar submission of the revised Registration Statement has been corrected.

April 8, 2008

8.
We note your response to comment 41 of our letter dated January 11, 2008. On page 67, you disclose that the General Partner may redeem its units at any point subject to maintaining an investment that is the greater of 1% of capital contributions or $25,000. Please add a risk factor to address the ability of the General Partner to redeem most of its investment prior to Limited Partners in the event you experience financial difficulties.

Response:

We respectfully submit that an additional risk factor is not required because the General Partner’s redemption right is not senior to the Limited Partners’ redemption right.

The Registration Statement has been revised to reflect that the General Partner may redeem its investment in the Fund on the same month-end redemption dates and on the same terms as the Limited Partners.  Notwithstanding the foregoing, the General Partner is required to continue to maintain an investment in the Fund equal to the greater of (i) 1% of the aggregate capital contributions to the Fund or (ii) $25,000.

Certain Federal Income Tax Considerations, page 75

9.
Please revise the subheading to eliminate the word “certain.” Your disclosure must discuss all material federal income tax consequences of an investment in the Fund. Similarly, please revise the introductory paragraph to clarify that you have disclosed all material federal income tax consequences.

Response:

We have revised the Registration Statement in response to the foregoing comment.

Please see page 68.

Fund Status, page 75

10.
The disclosure under this heading appears to describe the tax status that the fund will not elect. Please revise to disclose the expected tax status of the fund. In addition, please disclose, if true, that counsel has provided an opinion on the particular tax treatment of the fund.

Response:

We have revised the Registration Statement in response to the foregoing comment.

Please see page 68.

April 8, 2008

Financial Statements – Aspect Global Diversified Fund LP

Note 3: Fund Fees and Expenses

Organizational expenses/Offering Expenses, page 92

11.
We note your response to prior comment 49 and that your policy indicates that you plan to recognize liabilities for organizational and offering costs in essentially a cash basis methodology over a sixty month period. It does not appear that your policy would comply with the AICPA’s Audit and Accounting Guide, Audits of Investment Companies and SFAS 5, Accounting for Contingencies. It appears that the accounting literature would require you to record a liability for your obligation, upon commencement of trading, to repay the offering and organization costs. Please provide to us any additional information as to how your current policy complies with the Audit Guide. Additionally, please disclose the amount incurred by the General Partner for organizational and offering costs as of a current date within the notes to your financial statements.

Response:

The General Partner has reconsidered its approach relating to Organizational and Initial Offering Costs and such expenses will now be borne by the General Partner on behalf of the Fund without reimbursement.

We have revised the Registration Statement in response to the foregoing comment.

Please see pages 9, 42, and 86.

12.
We note your revised policy disclosure on page 91 indicates that offering costs will be recorded as a reduction of proceeds received from investors. This accounting policy does not appear to be consistent with the guidance in paragraph 8.24 of the AICPA’s Audit and Accounting Guide, Audits of Investment Companies, which indicates that “Offering costs of open-end investment companies and of closed-end funds with a continuous offering period should be accounted for as a deferred charge until operations begin and thereafter amortized to expense over twelve months on a straight-line basis.” Please provide us with additional information supporting your compliance with the Audit Guide.

Response:

The accounting policy disclosure in Note 1, and the explanation of the fee terms pertaining to ongoing offering expenses in Note 3 has changed. Offering Expenses,  as defined, will be charged to expense as incurred.

April 8, 2008

Part II

Exhibit 5.01 – Form of Legal Opinion

13.
We note that counsel has opined on the General Corporation Law of the State of Delaware. Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please file counsel’s written confirmation as correspondence on the EDGAR system.

Response:

We confirm your understanding that the reference and limitation to Delaware General Corporation Law set forth in the Form of Legal Opinion filed as an Exhibit 5.01 to the Registration Statement includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.  We have filed a correspondence on Edgar with respect to the foregoing simultaneously with the filing of this response letter.

Exhibit 8.1 – Form of Tax Opinion

14.
We note that counsel is providing a short-form opinion; however, it is not sufficient for counsel to opine on the fairness and accuracy of the disclosure. Counsel must opine on the tax consequences, not the manner in which they are described in the prospectus. Please provide a revised opinion that confirms the disclosure in the prospectus constitutes counsel’s opinion.

Response:

We respectfully submit that our tax opinion is sufficient and is consistent with the approach taken by other public commodity pools whose Registration Statements have been filed and granted effectiveness by the SEC.  Please see the tax opinions with respect to Campbell Strategic Allocation Fund LP (SEC File No.: 333-119259; Filed on February 6, 2006), World Monitor Trust III (SEC File No.: 333-119612; Filed on April 10, 2007) and PowerShares DB Commodity Index Tracking Fund (SEC File No.: 333-414631; Filed on March 28, 2008).

Exhibit 10.2

15.	The Form of Futures Account Agreement submitted as exhibit 10.2 refers to Calyon Financial, Inc. Please submit an updated version to reflect the change to Newedge Financial, Inc.

April 8, 2008

Response:

We have refiled an updated version of the Futures Account Agreement as Exhibit 10.2 to reflect the name change to Newedge Financial, Inc.

Sales Literature

Managed Futures Funds: Strategies for Up and Down Markets

16.	Please balance the information in this article with a discussion of the risks associated with managed futures funds.

Response:

The General Partner currently intends not to use this document.  Therefore, this document is not being re-filed.

Should the General Partner decide to use this document, the document will be revised in response to the foregoing comment, subject to any additional comments that may have been received from FINRA and/or the NFA, as applicable.

17.
Monthly Liquidity and Limited Risk. Please expand the discussion to include a comparison of the liquidity available to investors in U.S. stocks, international stocks, treasury bonds and real estate. We note that you have used these categories for comparison in other areas, such as returns and volatility.

Response:

Please see the response to comment 16 above.

Aspect Global Diversified Fund LP – A Units

18.	Important Disclosures. Please revise to include a risk factor relating to the fund’s conflicts of interest.

Response:

The General Partner has revised all sales literature for the Fund in response to the foregoing comment and to the extent the Fund has received comments from FINRA and/or the NFA, as applicable.

April 8, 2008

19.
Important Disclosures. Refer to the next-to-last risk bullet point. The percentages shown for fees and expenses appear to be inconsistent with the amounts shown on the cover page of your prospectus. Please revise or advise.

Response:

The General Partner has revised all sales literature for the Fund in response to the foregoing comment and to the extent the Fund has received comments from FINRA and/or the NFA, as applicable.

Understanding Managed Futures – Class A Units (slide presentation)

20.	Managed Futures Funds Risks. Please revise to include the risks related to conflicts of interest. Provide conforming changes to the slide presentation for the Class B and the Class I units.

Response:

The General Partner has revised all sales literature for the Fund in response to the foregoing comment and to the extent the Fund has received comments from FINRA and/or the NFA, as applicable.

Aspect Global Diversified Fund LP – Class A (one page information sheet)

21.
Please revise the heading above the performance chart to clarify that the fund was organized in March 2007 and that the performance information reflects the performance of the advisor’s trading program only.

Response:

The General Partner has revised all sales literature for the Fund in response to the foregoing comment and to the extent the Fund has received comments from FINRA and/or the NFA, as applicable.

22.	Please revise to clarify how you calculated “annualized” performance since inception.

Response:

The General Partner has revised all sales literature for the Fund in response to the foregoing comment and to the extent the Fund has received comments from FINRA and/or the NFA, as applicable.

April 8, 2008

23.	Please apply the preceding two comments to the one-page information sheet for the Class B and the Class I units.

Response:

The General Partner has revised all sales literature for the Fund in response to the foregoing comment and to the extent the Fund has received comments from FINRA and/or the NFA, as applicable.

*           *           *           *           *

If you have any further questions or comments, please do not hesitate to call me at 212 839 5458.

Very truly yours,

/s/ Michael J. Schmidtberger

Michael J. Schmidtberger

Enclosure

cc:	Kenneth E. Steben
Barry Gainsburg, Esq.